Exhibit 21.1
List of Subsidiaries of the Company

Name of Subsidiary	State/Country of Incorporation/Organization
Cycurion Sub, Inc.	Delaware
Axxum Technologies LLC	Virginia
Cloudburst Security LLC	Virginia
Cycurion Innovation, Inc.	Delaware
Cycurion Crypto, Inc.	Delaware